Exhibit 99.1

Kenon’s Subsidiary OPC Announces Engagement in a Term Sheet for the Acquisition of Power Business in
the U.S.; Kenon Considers Participating in a Potential Related Capital Raise, if any, by OPC

Singapore, September 16, 2020. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced that on September 15, 2020, a non-binding term sheet (the “Term Sheet”) was executed between OPC and Global Infrastructure Management LLC for the acquisition of Competitive Power Ventures group (“CPV”) by OPC (the “Potential Transaction”).

CPV is engaged in the development, construction and management of renewable energy and conventional energy (natural gas-fired) power plants in the United States. CPV was founded in 1999 and since then has developed and built power plants with a total capacity of approximately 14,800MW, with approximately 4,850MW in wind-energy and additional approximately 9,950MW in conventional power plants. CPV holds partial interests in six operating power plants it has developed and built in recent years, consisting of both conventional and renewable plants. In conventional energy (state-of-the-art combine-cycle power plants fueled by natural gas), CPV has partial interests in five plants and CPV’s proportionate share, based on its ownership percentage in the plants, is approximately 1,290MW out of a total of 4,045MW (reflecting full capacity of the plants). In wind energy, CPV has a partial interest in one facility and CPV’s proportionate share is approximately 106MW out of 152MW (reflecting full capacity). CPV also has partial interest in a gas-fired power plant in the construction phase with a capacity of approximately 1,260MW, of which CPV’s proportionate share is approximately 220MW. In addition, CPV has a number of projects in various stages of development, including approximately 1,145MW of renewable energy projects in advanced stages of development, approximately 1,100MW of renewable energy projects in early stages of development, and a pipeline of approximately 3,955MW of gas-fired power plants. CPV also provides management services to power plants in various technologies for projects it has developed as well as for third parties. In total, CPV provides management services to power plants with a total capacity of 10,600MW. CPV’s headquarters are located in Washington DC and in Boston, and it employs approximately 90 employees. Should the Purchase Agreement (as defined below) be executed, and the Potential Transaction be completed, OPC intends to expand its power generation operations in the United States through the CPV platform, by executing and expanding CPV’s portfolio pipeline, with a focus on renewable energies.

Subject to the completion of the negotiation and the execution of a purchase agreement in connection with the Potential Transaction (a “Purchase Agreement”), the estimated consideration to complete the Potential Transaction, including expected additional investments in upcoming years to fund CPV’s pipeline projects, is approximately $700-800 million, subject to certain adjustments and terms detailed in the Term Sheet.

Should a Purchase Agreement for the Potential Transaction be executed, the acquisition is expected to be carried out through a partnership, in which OPC will hold approximately 70% of the ownership interests (including the general partner), and additional institutional/financial Israeli investor(s) will hold the remainder of the ownership interests. OPC is under negotiation with Clal, Migdal and Poalim Capital Markets to form the partnership, and the parties’ participation in the Potential Transaction.

The Term Sheet includes matters which will be addressed in the Purchase Agreement, including limits on representations and provisions for representation and warranty insurance and arrangements in case the Potential Transaction does not close.

The closing of the Potential Transaction, to the extent the Purchase Agreement is signed, is subject to the receipt of various regulatory approvals and clearances in the US1. OPC estimates that the receipt of approvals is expected within approximately 3 to 6 months from the date of signing the Purchase Agreement (to the extent signed).

The Term Sheet includes an exclusivity period of 30 days for the completion of negotiations and the execution of a definitive Purchase Agreement.

The sources to finance OPC’s portion of the funding for the Potential Transaction are expected to be derived from capital raising and/or debt raising (private, public or through bank loans) or a combination of the above, as well as available cash.

In connection with the Potential Transaction, Kenon is considering, and has informed OPC, that in the event that OPC will seek to raise capital from its shareholders in connection with the Potential Transaction (if and as may be executed), then Kenon will strongly consider participating in such capital raising, subject to Kenon being satisfied with the terms of the capital raise and other relevant considerations. The foregoing does not represent a commitment on the part of Kenon to participate in any capital raising, or impact Kenon’s ability to dispose of a portion of its shares in OPC or otherwise reduce its ownership interest in OPC.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the Proposed Transaction, estimated consideration to complete the Potential Transaction, expected Purchase Agreement terms, estimated approvals and clearances and expected timing of receipt of approvals for closing, expected ownership interests in the contemplated partnership, expected sources to finance OPC’s portion of the funding, including Kenon’s potential participation in a potential capital raise by OPC, and OPC’s and CPV’s plans regarding expansion of their respective power generation operations in the United States and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the Proposed Transaction not being carried out as described or at all, including expected approvals and clearances not received within the expected timing or at all, changes in OPC’s or CPV’s plans regarding US expansion, Kenon not participating in any potential OPC capital raise and other risks and factors including the impact of the COVID-19 outbreak and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

[1]
OPC currently expects that approvals or clearances with respect to the Potential Transaction will likely be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and from the Federal Energy Regulatory Commission, the Committee on Foreign Investment in the United States and the New York State Public Service Commission.